MDS Reports Second Quarter Fiscal 2004 Financial Results

Continued Progress in Repositioning for Growth

Toronto, Canada - June 2, 2004: MDS Inc. (TSX: MDS; NYSE: MDZ), the global health and life sciences company, today reported its second quarter results and continues to deliver on commitment to deal with under-performing businesses as part of the growth strategy.

Second Quarter Year-over-Year Highlights:

  Revenues of $460 million, up 5% from $438 million
  Completed the sale of two under performing US joint venture laboratories
  Reached an agreement in principal to reorganize MDS Proteomics
  Effective May 1, concluded tax restructuring transaction with Hemosol

As a result of accounting adjustments associated with these activities, basic earnings per share were ($0.25) compared to ($0.03) last year.

Revenue growth of 5% in the quarter continued to be negatively impacted by the continued weakness in the US dollar relative to the same quarter in 2003. Earnings per share from continuing operations before MDS Proteomics and other items were $0.26 compared to $0.32 in the same quarter last year. The operating performance in the quarter was negatively impacted by a provision related to the carrying value of MDS Proteomics and further costs related to change initiatives begun last fall. It was positively impacted by the patent settlement with Micromass.

"Late last year we committed to dealing with US Labs and MDS Proteomics, and we are executing on that commitment," said John Rogers, President and CEO, MDS Inc. "I am, however, disappointed with our operating performance in this quarter. As we move through the remainder of the year, we will continue to drive enhanced performance across all of MDS," he added.

Life Sciences

Life Sciences segment revenues increased 5% to $286 million up from $273 million in the prior years quarter. Operating margin in the quarter was 20% similar to the same quarter last year. Revenues across the segment were impacted by US currency fluctuations. Performance in the quarter was driven by solid growth in the isotopes business and more modest performance in the pharmaceutical research services and analytical instruments businesses.

In the isotopes business, revenues increased 12% to $85 million, driven by increased cobalt sales in the gamma sterilization business and strong demand in the nuclear medicine business. The pharmaceutical research services business grew 3% (10% when normalized for currency) over prior year to $131 million, while growing backlog to $265 million up from $240 million in the first quarter of 2004. The discovery/pre-clinical business has recovered to beyond 2003 levels and the central laboratory business continues to deliver solid performance. Revenue growth in the early clinical research business was offset somewhat by softness in the bioanalytical business. The analytical instruments business was flat year-over-year at $70 million, (4% normalized for US currency), a reflection of the strong base that was built in 2003 and the strength of the first quarter of 2004.

Health

Health segment revenues grew 5% year-over-year to $174 million with growth coming from both the diagnostics and distribution businesses. Revenues in the Canadian laboratories business grew 4%. During the quarter, the joint venture labs in New York and Georgia were sold to LabCorp. Operating margins in the segment improved from 8% to 12% the result of the discontinued operations in the US, certain one-time items and operational efficiencies achieved. Revenues in the distribution business grew to $49 million up from $47 million in the same period last year.

Proteomics

After the quarter, MDS Proteomics announced a change to its business model and as a result has initiated a plan to reorganize the obligations and the capital structure of the company. The agreement in principle for this reorganization will result in the following:

  A reduction in MDS's equity ownership in MDS Proteomics to less than 50% as well as a further reduction in the cash burn rate at MDS Proteomics;
  A provision of $63 million to reduce the carrying value of goodwill and other assets of MDS Proteomics;
  In exchange for $15 million, MDS Inc. will gain access to tax assets and an ongoing technology access agreement; and
  Implementation of the new revenue generating business model to achieve cash flow breakeven operations by the end of 2005.

Once completed this reorganization will affect the manner in which MDS Inc. accounts for its investment in MDSP in the future and the impact that MDSP will have on its reported earnings.

Corporate

On May 1 the Company completed the tax reorganization transaction involving Hemosol. This transaction will give the Company access to tax assets having a cash value of $120 million. We estimate that the Company will realize the benefit provided by this transaction over the next eight years.

Currency fluctuations, related to the weakness of the US dollar, continue to be an important risk factor for our Life Sciences business. While our current portfolio of hedges extends into mid-2005, the average realized conversion rate on US-dollar exports is expected to decline further as we move through the balance of 2004. We continue to monitor the forward markets and hedge when appropriate, however should rates remain at their current levels we do not expect to be able to fully mitigate the impact of US - dollar fluctuations on our results in 2005 and beyond.

During the quarter, the Company announced the creation of a new executive management role - Chief Operating Officer. The position reflects our commitment to strengthening and focusing our resources at every level of the organization. An executive search firm has been retained to assist in filling this important role.

Outlook

"Throughout the last quarter we made significant progress in executing on our plan to deal with our non-core businesses. Steps taken this quarter, including the divestiture of two under-performing US joint ventures and reorganizing the structure of MDS Proteomics, will minimize the negative impact on our performance going forward. These changes, in addition to executing on business strategies and our internal infrastructure projects, position us to deliver stronger performance as we move through the second half of 2004." said John Rogers, President and CEO, MDS Inc.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, http://www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Relations: Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com
Media Relations: Naomi Nemeth Director, Global External Communications 416-675-6777 x 4692 nnemeth@mdsintl.com

Management's Discussion and Analysis of Operating Results and Financial Position
This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.
In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.
All financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.
Overview
(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Results	Second Quarter		Six Months
	2004	2003	2004	2003
Revenues	$460	$438	$908	$856
Operating Income	5	41	67	94
Basic earnings per share	$(0.25)	$(0.03)	$(0.05)	$0.14

Revenues for the second quarter increased 5% compared to 2003, despite the continued weakness in the US dollar. Our isotopes business led growth overall, rising 12% for the quarter.
In the quarter, we booked a significant provision to reduce the carrying value of our investment in MDS Proteomics to nil. In addition, we recorded further restructuring costs related to initiatives we began last fall and to our exit from the Saskatchewan diagnostics market. These costs were only partially offset by other gains. The second quarter of fiscal 2003 was also affected by a number of special items, making direct comparison of quarter-over-quarter results difficult. The following table breaks out the impact of these special items.

		Second Quarter		Six Months
		2004	2003	2004	2003
	Operating income from continuing operations before MDS Proteomics and other items	$67	$74	$140	$137

MDS Proteomics	- Operations	(10)	(7)	(21)	(17)
	- Write-down of goodwill and other assets	(63)	-	(63)	-

	Operating income from continuing operations, before other items	(6)	67	56	120
	Valuation provisions	-	(75)	-	(75)
	Restructuring charges	(6)	-	(6)	-
	Patent settlement	14	39	14	39
	Gain on sale of businesses and other	3	10	3	10
	Operating income from continuing operations	$5	$41	$67	$94

These special items had the following impact on basic earnings per share:

	Second Quarter		Six Months
	2004	2003	2004	2003
EPS from continuing operations before MDS Proteomics and other items	$0.26	$0.32	$0.57	$0.58
MDS Proteomics	(0.46)	(0.05)	(0.54)	(0.12)
EPS from continuing operations before other items	(0.20)	0.27	0.03	0.46
Valuation provisions	-	(0.51)	-	(0.51)
Restructuring charges	(0.02)	-	(0.02)	-
Patent settlement	0.06	0.18	0.06	0.18
Gain on sale of businesses and other	0.02	0.06	0.02	0.06
EPS from continuing operations	(0.14)	-	0.09	0.19
Discontinued operations	(0.11)	(0.03)	(0.14)	(0.05)
Basic EPS	$(0.25)	$(0.03)	$(0.05)	$0.14

Segment Results

Second Quarter			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$286	$57	20%	$273	$57	21%
Health	174	21	12%	165	(9)	n/m
	460	78	17%	438	48	11%
Proteomics	-	(73)	n/m	-	(7)	n/m
	$460	$5	1%	$438	$41	9%

n/m = not meaningful

Six Months			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$571	$114	20%	$532	$104	20%
Health	337	37	11%	324	7	2%
	908	151	17%	856	111	13%
Proteomics	-	(84)	n/m	-	(17)	n/m
	$908	$67	7%	$856	$94	11%

Life Sciences
Review of operations - Revenues from Life Sciences businesses for the quarter were:

Second Quarter	2004	2003	Change
Early-stage research	$92	$88	5%
Late-stage research	39	39	-
Pharmaceutical research services	131	127	3%
Gamma sterilization	21	18	17%
Nuclear medicine	56	49	14%
Therapy systems	8	9	(11%)
Isotopes	85	76	12%
Analytical instruments	70	70	-
	$286	$273	5%

During the second quarter, we received net proceeds of $14 million, representing a final settlement with Micromass stemming from a fiscal 2003 patent infringement judgment. This amount is included in operating income for the segment and contributed 5% to the operating margin for the quarter. The decline in operating margin for the quarter excluding this item is attributable to lower than expected margins in MDS Pharma Services, primarily a result of softness in our bioanalytical business.
Our isotopes business led overall revenue growth in Life Sciences with a 12% increase in revenue compared to the same quarter last year. The growth in isotopes revenue was mainly due to increased revenue in our nuclear medicine and gamma sterilization businesses.
Pharmaceutical research services revenue increased by 3% in the second quarter compared to the same period last year, and were up 10% when adjusted for the impact of currency fluctuations. In our early-stage businesses, pharmacology and drug safety continued to show strong year-over-year revenue growth, and we are pleased by the strong turnaround in these two businesses compared to last year. Our early clinical research business is our strongest business and we are also pleased with the ongoing strength in this area, although this growth was offset by softness in bioanalytical revenues. Combined, our early-stage businesses help to drive overall revenue growth in pharmaceutical research services. Revenues in our late-stage businesses were flat compared to the same period last year, primarily due to the declining value of the US dollar, which compounded weaker than expected results in our US-based late-stage business. This weakness was offset by strong performance in our central laboratories business.
We continue to build our sales momentum in pharmaceutical research services and we are encouraged that we have been able to maintain a strong backlog. As the majority of our revenues in this division originate in the United States, we track our backlog in US currency. Our backlog has grown over the past six quarters as shown in the table below:

Average Backlog	[millions of US dollars]
Fiscal 2003 - Quarter 1	$200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240
Quarter 2	265

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.
Normalized for the change in the US dollar, revenues from analytical instruments were up 4% although reported revenues in our analytical instruments business were level with the second quarter of 2003. The 4000 models remain strong contributors and unit sales trended higher. Our backlog in this business remains at a healthy level. The ELAN® line of inorganic analyzers also showed solid growth compared to the second quarter of 2003, due mainly to the recent order to supply equipment to the Centers for Disease Control and Prevention in the United States.
Capital expenditures - Purchases of capital assets in Life Sciences amounted to $31 million for the quarter compared to $28 million last year.
Segment outlook - We expect modest growth in isotope revenue over the balance of this year. Atomic Energy of Canada Limited (AECL), our contractor on the MAPLE reactor project, notified us that the Canadian Nuclear Safety Commission (CNSC) will hear their position on the outstanding power co-efficient issue at their regularly scheduled meeting in mid-September. While progress is continuing on the commissioning of the MAPLE reactors, we expect that this will delay the commissioning timeline by approximately four additional months. We are very disappointed at AECL's inability to resolve this issue with the CNSC in a more timely manner.
As a result of recent concerns related to the supply of electrical power in Ontario, we have been advised that the maintenance schedule for Bruce Power LP's B (Bruce B) reactor may be deferred. The timing of cobalt discharges from the Bruce B reactor may impact the timing of shipments to customers, and we therefore expect to see continued volatility in the quarter-to-quarter revenue trend in this market. The Bruce facility, along with Ontario Power Generation's Pickering reactors and Hydro Quebec, are our primary sources of cobalt.
We continue our focus on developing new products in our analytical instruments business. We expect these new products to drive future growth. Continued strong demand for current products is expected, as we have seen no indications to date of changing customer preferences or new competitive threats.
Our Life Sciences businesses operate in highly regulated fields. Shortly after the end of the second quarter, we received an untitled letter from the US Food and Drug Administration (FDA) related to a bio-equivalence study conducted at our Montreal facility in 2001. We are currently working with the FDA to assure them that issues raised have been addressed. Our response has been to review our current processes and make improvements, including the adoption of new operating procedures governing our response to unplanned variances in studies we conduct. While we believe that we have addressed the concerns raised by the FDA and that, as a result, we will be a leader in meeting new and more stringent requirements that may evolve, it is difficult to predict what impact, if any, the publicity surrounding this letter will have on our business development activities.
We are committed to strengthening the development of our pharmaceutical research services business, as we seek to focus on growth areas. Over the past year, we have executed on several initiatives directly focused on gaining efficiencies and creating value for our customers. We intend to continue making the necessary changes in the pharmaceutical research services business to ensure that we provide our customers the highest level of service and value.
During the quarter, the US dollar strengthened from the rates in effect at the beginning of the year. We currently do not have hedges in place to fully mitigate the impact that US dollar fluctuations could have on our overall results in the near future; however, we continue to monitor the forward markets and enter into foreign exchange contracts as appropriate.
Health
Review of operations - Revenues from Health businesses in the quarter were:

Second Quarter	2004	2003	Change
Canadian laboratories	$105	$101	4%
US laboratories	20	17	18%
Diagnostics	125	118	6%
Distribution	49	47	4%
	$174	$165	5%

Our Canadian diagnostic business was up modestly compared to the same quarter last year. Revenue growth and operating margins were affected by the reduced fee schedule in British Columbia. During the quarter and following a court decision in our favour, we received a retroactive repayment of the 8% fee reduction that was implemented in September 2003. While the legality of further fee cuts is uncertain due to this court decision, the April 1, 2004 fee reduction of 20% has been implemented by the BC government. Second quarter revenues include $2 million of net fee adjustments as the retroactive payment exceeded the impact of the 20% reduction for the period. Revenue growth and operating margins also reflect increased patient volumes in BC and restructuring activities and cost reduction measures that partially mitigate the impact of the BC fee reduction.
As part of our comprehensive review of our US laboratory operations and our commitment to deal with non-core businesses, during March we sold our laboratory operations in New York and Georgia to Laboratory Corporation of America® Holdings in an asset purchase transaction. As a result of the sale, we incurred a loss of $10 million. The total consideration on the sale of these operations includes proceeds of $10 million, which is contingent upon certain conditions being maintained. Due to the nature of the contingent consideration, we have not recorded these proceeds in determining the loss from the sale for the quarter. We will recognize these contingent proceeds as income if and when they are realized. We have disclosed the impact of the sale, and the operating results of these US laboratory businesses, as discontinued operations for reporting purposes.
In the first quarter, we announced that we were unsuccessful in a bid for the specimen collection, supply chain management and courier services that support hospital laboratories in Saskatchewan. As a result, we have booked a $3 million restructuring charge representing $2 million of severance and benefit related costs and $1 million of goodwill write-down.
Revenues from our Distribution business continue to show modest growth compared to the same period last year.
Capital expenditures - Health businesses purchased $13 million of capital assets during the second quarter of 2004 compared to $4 million in the same period in 2003.
Segment outlook - We saw modest revenue growth during the second quarter; however, we expect revenue contraction in BC in the third quarter as the full effect of the fee cut is felt. We continue to execute on cost reductions that will partially mitigate the impact of British Columbia laboratory reform and the loss of the Saskatchewan contract. Our focus will be on operating our laboratories efficiently and effectively and at a standard of service and quality for which we are known.
Subsequent to the quarter end, and as part of a series of transactions that are described in more detail below, we transferred ownership of our Ontario laboratory business to a public company, LPBP Inc. We will continue to manage the Ontario laboratory business and we will report in excess of 99% of the pre-tax income earned by this business. This transaction is not expected to have any significant impact on our reported operating income from our Health segment.
Our exit from the two money-losing US operations was a necessary step in repositioning the US laboratory business and will have a positive impact on our Diagnostics operations going forward.
Proteomics
Review of operations - The operating loss for the second quarter was $73 million compared to $7 million during the same period last year. The loss includes special charges comprising a $53 million write-down of goodwill and a $10 million dollar write-down of other long-term assets. The remaining $10 million operating loss for the quarter included $2 million of depreciation.
During the second quarter it became evident that MDS Proteomics would not be able to raise new funding or to continue to operate as a going concern. It also became evident that our investment in this company was materially impaired.
Certain debt holders in MDS Proteomics, other parties representing minority interests in MDS Proteomics, and MDS have agreed to support a proposal from management of MDS Proteomics related to a reorganization of the company. If completed, the proposed reorganization will result in substantially all of MDS Proteomics' long-term debt being converted to equity during the third quarter. To effect this reorganization, MDS Proteomics will file for protection from creditors under the Companies' Creditors Arrangements Act.
Based on these factors, and as more fully described in note 3 to the financial statements, we have reduced the carrying value of MDS Proteomics to nil. In addition, we have set aside a reserve of $10 million against guarantee obligations we have related to the company.
Under the terms of the proposed reorganization, MDS will acquire tax assets valued at $20 million owned by the company and ensure access to technology and know-how for use in our MDS Pharma Services business for $15 million.
Segment outlook - As part of the reorganization plan, MDS Proteomics has developed plans to launch two service-based businesses, which will leverage existing capabilities and assets in the rapidly growing areas of protein analysis and biomarker development. MDS Proteomics believes these new businesses have near term revenue generating potential that should accelerate the transition to sustainability.
In the event that the reorganization of MDS Proteomics does not proceed as contemplated, we may be required to record additional provisions.
Corporate
The tax rate applicable to our core business was 38% compared to 36% reported in the same quarter last year. The reported tax expense for the quarter is reflective of the non-deductibility of the MDS Proteomics goodwill write-down and the inability to record the tax effect of certain of the company's operating losses.
Selling, general, and administrative expenses increased to 22% of revenues for the quarter compared to 18% last year. This increase is expected to be temporary and reflects the investment in various change initiatives announced last year, including work on our common business system and our evolution towards a shared-services approach for support services.
Research and development spending in the quarter of $13 million has increased by $3 million from last year, reflecting increased spending in our analytical instruments business.
Discontinued operations
During the quarter, we announced the sale of two of our US laboratory operations resulting in a $10 million loss on disposition. These businesses had operating losses of $3 million during the quarter. The revenue from these two businesses for the quarter was $7 million (2003 - $16). These businesses, along with the generic radiopharmaceutical manufacturing business in Europe, are accounted for as discontinued operations. Combined revenues for discontinued operations for the quarter were $10 million compared to $19 million last year.
Liquidity and capital resources
Our cash position at April 30, 2004 was $297 million, up from $245 million at January 31, 2004. Operating working capital was $118 million, a decrease of $24 million from January. An increase in accounts payable and accrued liabilities accounts for the majority of this change.
Events subsequent to the end of the quarter
On February 12, 2004 we announced that we had concluded an agreement with Hemosol Inc. that will enable us to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million, in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, on May 1, 2004 we transferred the assets and operations that form part of our Ontario laboratory business into a partnership. We then transferred a 99.9% limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol. Hemosol has been renamed LPBP Inc. as a consequence of this transaction. This transaction has been described more fully in note 10 to the financial statements.
We have retained management control of the day-to-day operations as the general partner in the Ontario laboratory business under this arrangement. In addition, the operating agreements of the labs partnership will ensure that our share of the cash generated by the business flows to us in a timely manner.
This transaction will affect our reported results and financial position beginning in the third quarter. As a result of the transaction, we have spent approximately $19 million, including transaction costs, to gain access to LPBP's tax assets. As a significant portion of our Canadian business will be sheltered from income taxes by these tax assets, we expect to realize approximately $14 million per year of cash tax savings over the next 8 years.
Essentially all other assets of Hemosol were transferred to a new company called Hemosol Corp., in which we have retained an interest that is equal to our previous interest in Hemosol. The carrying value of our Hemosol interest was reduced to zero in 2003 and there is no change to the carrying value as a result of this transaction. We expect that we will dispose of this interest over time, as market conditions permit.
Outlook
While this was a very challenging quarter, we are pleased with the progress we made on change initiatives and other cost reduction measures. These initiatives will help us to achieve our growth and operating targets. We will continue to focus our efforts on aligning our core operations to meet the growing demand for our products and services.
A significant part of this effort relates to the disposal of non-core businesses and determining how best to deal with our significant investment in MDS Proteomics. We made good progress on both initiatives this quarter. In the US, we sold two money-losing laboratory locations and significantly reduced the support structure cost associated with our US laboratories business. Combined, these two businesses and the related support structure produced losses of $15 million last year. With the proposed restructuring of MDS Proteomics, we have lessened our financial exposure to this business. Our further $15 million expenditure will be offset by the cash value of the tax assets to which we gain access, and has guaranteed our access to technology that has growing importance to our MDS Pharma Services businesses.
The impact of the declining US dollar will be more significant for us in 2005 as our current hedge position is utilized. Our cost reduction focus is intended, in part, to address this. Despite the apparent slowing in growth of our reported revenues, on a currency neutral basis most of our businesses are growing at rates that equal or exceed industry averages. From the strong base of our exiting businesses, we continue to identify and develop opportunities to supplement this organic growth through new products and services.
During the quarter, we made significant progress preparing for compliance with the US Sarbanes-Oxley legislation. We fully expect to be compliant with these new regulations, as required, for our fiscal 2005 year-end.

Consolidated Statements of Financial Position

As at April 30 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
Assets
Current
Cash and cash equivalents	$303	$263
Accounts receivable	319	274
Inventories	179	199
Income taxes recoverable	5	9
Prepaid expenses	36	30
	842	775

Capital assets	809	776
Future tax assets	17	23
Long-term investments and other	217	217
Goodwill [note 3]	715	774
Total Assets	$2,600	$2,565

Liabilities and Shareholders' Equity
Current
Bank indebtedness	$6	$3
Accounts payable and accrued liabilities	354	355
Deferred revenue	26	35
Income taxes payable	33	14
Current portion of long-term debt	8	9
	427	416

Long-term debt	562	533
Deferred revenue	50	34
Other long-term obligations [note 2]	22	23
Future tax liabilities	74	70
Minority interest	52	63
	$1,187	$1,139
Shareholders' equity
Share capital	826	816
Retained earnings	557	572
Currency translation adjustment	30	38
	1,413	1,426
Total liabilities and shareholders' equity	$2,600	$2,565
See accompanying notes

Consolidated Statements of Income
[Restated - note 5]

	Three months to April 30		Six Months to April 30
[millions of Canadian dollars, except per share amounts]	2004	2003	2004	2003
Net revenues	$460	$438	$908	$856
Cost of revenues	(273)	(263)	(538)	(518)
Selling, general and administration	(100)	(79)	(188)	(157)
Research and development	(13)	(10)	(27)	(24)
Depreciation and amortization	(17)	(18)	(34)	(38)
Restructuring charges [note 2]	(6)	-	(6)	-
Other income (expense)-net [note 3]	(46)	(26)	(48)	(26)
Equity earnings and investment gains	-	(1)	-	1
Operating income	5	41	67	94
Interest expense	(7)	(7)	(14)	(15)
Dividend and interest income	2	2	4	5
Income from continuing operations before income taxes and minority interest	-	36	57	84
Income taxes [note 4]	(27)	(36)	(50)	(55)
Minority interest - net of tax	5	(2)	4	(3)
Income (loss) from continuing operations	(22)	(2)	11	26
Loss from discontinued operations - net of tax [note 5]	(14)	(3)	(19)	(7)
Net income (loss)	$(36)	$(5)	$(8)	$19
Earnings (loss) per share [note 6]
Basic	$(0.25)	$(0.03)	$(0.05)	$0.14
Diluted	$(0.25)	$(0.03)	$(0.05)	$0.14

Consolidated Statements of Retained Earnings
	Three months to April 30		Six Months to April 30
[millions of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$600	$566	$572	$543
Net income (loss)	(36)	(5)	(8)	19
Repurchase of shares and options	-	(3)	-	(4)
Dividends - cash	(5)	(5)	(5)	(5)
Dividends - stock	(2)	(2)	(2)	(2)
Retained earnings, end of period	$557	$551	$557	$551

See accompanying notes

Consolidated Statements of Cash Flows

	Three months to April 30		Six months to April 30
[millions of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$(36)	$(5)	$(8)	$19
Items not affecting current cash flow [note 7]	90	103	119	124
	54	98	111	143
Changes in non-cash working capital balances relating to operations [note 7]	37	(11)	(23)	(30)
	91	87	88	113
Investing activities
Acquisitions	-	-	(2)	-
Purchase of capital assets	(26)	(32)	(54)	(56)
Proceeds on sale of business	9	29	9	29
Other	(11)	(23)	(12)	(42)
	(28)	(26)	(59)	(69)
Financing activities
Issuance of long-term debt	-	-	-	565
Repayment of long-term debt	-	(24)	(1)	(543)
Increase (decrease) in deferred income and other long-term obligations	(9)	(3)	14	(8)
Payment of cash dividends	(5)	(5)	(5)	(5)
Issuance of shares	4	-	8	1
Repurchase of shares and options	-	(4)	-	(4)
Distribution to minority interest	(3)	(4)	(7)	(7)
	(13)	(40)	9	(1)
Effect of foreign exchange rate changes on cash and cash equivalents	2	-	(1)	(3)
Increase in cash position during the period	52	21	37	40
Cash position, beginning of period	245	203	260	184
Cash position, end of period	$297	$224	$297	$224
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

Notes to Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]
1. Accounting Policies
These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discounted operations [note 5]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.
2. Restructuring Charges
In the second quarter of 2004, the Company recorded net restructuring charges of $6 million, of which, $4 million reflects severance for 37 employees mainly associated with the implementation of certain change initiatives announced during the fourth quarter of 2003. The remaining $2 million of restructuring charges recorded during the quarter was primarily associated with the loss of a laboratory services contract in Saskatchewan, Canada resulting in the termination of 86 employees.
The Company expects to substantially utilize the remaining provision by the end of fiscal 2004. An analysis of activity in the provision through April 30, 2004 is as follows:

[millions of Canadian dollars]	Workforce Reductions

Restructuring charges recorded:
For the three months ended October 31, 2003	$17
For the three months ended January 31, 2004	-
For the three months ended April 30, 2004	6
Total provisions recorded:	23
Cumulative draw-downs and adjustments in 2004:
Cash payments made	(9)
Non cash adjustments	(1)
Provision balance at April 30, 2004	$13

3. Other Income (Expense) - Net

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Write-down of long-term investments	$-	$(75)	$(2)	$(75)
Write-down of other long-term assets	(10)	-	(10)	-
Gain on patent litigation	14	39	14	39
Gain on sale of businesses and other	3	10	3	10
Write-down of goodwill	(53)	-	(53)	-
Other income (expense) - net	$(46)	$(26)	$(48)	$(26)

MDS currently owns approximately 89% of the common shares of MDS Proteomics. This investment is a controlled subsidiary and is reflected in these financial statements on a fully consolidated basis. The net carrying value of this investment is $53 million before adjustments. On a consolidated basis, this subsidiary accounts for $117 million of goodwill, before adjustments.
MDS Proteomics has been unable to raise financing since January 2003. As a result of significant losses incurred by the company, MDS Proteomics has inadequate financial resources to fund continuing operations. In response to this situation, management of MDS Proteomics has developed a new business plan for the company. To implement this business plan, certain debt holders in the company, other parties representing minority interests in MDS Proteomics and MDS, have agreed to support a proposal from management of MDS Proteomics related to a reorganization of the company. The proposed reorganization will result in substantially all of MDS Proteomics' long-term debt being converted to equity during the third quarter. To effect this reorganization, MDS Proteomics will file for protection from creditors under the Companies' Creditors Arrangements Act.
Under the proposed agreement, certain debtholders, having secured interests in assets of the business and those of a subsidiary, will have priority rights. Based on the business plan that underlies the proposal, management of MDS completed an assessment of the carrying value of its net investment in MDS Proteomics. Based on this assessment, management determined that the carrying value of the goodwill and the carrying value of its net investment are impaired.
In determining the amount of the provision that would be required to reduce the carrying value of these assets to net realizable value, management considered the terms of the proposed reorganization. Management has determined that under the proposed agreement, the priority claims of the secured debt holders will entitle these debt holders to a claim on all of the existing value of MDS Proteomics. As a consequence, the value attributable to the MDS common share interest is nil.
Because MDS reports this investment on a consolidated basis, the impairment of goodwill has resulted in a charge of $43 million, reducing the carrying value of goodwill to $74 million. MDS has also recorded a provision of $10 million for the Company's guarantee of certain other long-term obligations, including capital lease obligations. On a consolidated basis, this charge is considered to be a further write-down of goodwill, bringing the total provision for the impairment of goodwill to $53 million.

In these consolidated financial statements, the value of the assets of MDS Proteomics, comprising net working capital, capital assets, and goodwill (at its written-down value), is fully offset by the carrying value of the secured long-term debt of the company and by the minority interest held by other common shareholders. Under the proposed agreement, an MDS Proteomics convertible debenture, upon which MDS has guaranteed repayment in certain limited circumstances until January 2005, will be converted to equity and MDS will be released from the guarantee. For purposes of determining whether additional provision is required in these financial statements, the proposed conversion of the debt to equity and the release of our guarantee are assumed to eliminate the need for any additional provision related to this guarantee. In the event that the proposed reorganization is not completed, or the terms change in such a way that we are required to honour our guarantee, additional provisions may be required.
Under the terms of the proposed deal, MDS will acquire tax assets valued at $20 million owned by the company and ensure access to technology and know-how for use in our Pharma Services business for $15 million.
Upon completion of the reorganization, MDS's interest in MDS Proteomics will be reduced to less than 50% and MDS will no longer control the company. As a result, following completion of the reorganization, MDS expects to account for its interest in MDS Proteomics on an equity basis. It is expected that all steps required to effect the reorganization will be completed by the end of the third quarter.
4. Income Taxes
A reconciliation of expected income taxes to reported income tax expense is provided below. The higher than normal taxes result primarily from the inability to recognize the tax benefits resulting from the losses incurred by MDS Proteomics and the write-down of MDS Proteomics goodwill.

	Three months to April 30
	2004	2003
Expected income taxes at MDS's 36% statutory rate	$-	$13
Increase (decrease) to tax expense as a result of:
Gain on sale of business	(1)	(4)
Write-down of investments	-	23
Restructuring	1	-
Other	3	2
	3	34
MDS Proteomics operating loss	5	2
Write-down of MDS Proteomics goodwill	19	-
Reported income tax expense	$27	$36

5. Discontinued Operations
The results of the company's discontinued operations are as follows:
Consolidated statements of operations:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Revenues	$10	$19	$27	$42

Loss from discontinued operations - net of tax	$(14)	$(3)	$(19)	$(7)

Effective March 15, 2004, the company sold its laboratory operations in New York, and Georgia in an asset purchase transaction. The loss from discontinued operations includes a $10 million loss on disposition of these laboratories, and a $3 million (2003 - $3) operating loss for the period in the quarter prior to the sale.
Under the terms of the asset purchase agreement, additional consideration in the amount of $10 million may be paid in the future, depending on the outcome of certain matters. No recognition of this contingent consideration has been made in these financial statements.
On October 24, 2003, the Board of Directors of MDS approved a plan for an orderly exit of the Company's generic radiopharmaceutical manufacturing facility in Belgium. The closure of this business is proceeding. A $14 million provision related primarily to severance is included in accounts payable and accrued liabilities. This provision was originally recorded in the fourth quarter of 2003. This provision remains undrawn at April 30, 2004 and the Company expects to begin applying severance payments to this provision when they are made later during 2004.
The company has restated prior period results to reflect the required separate disclosure of these discontinued operations. During the second quarter, the operating loss from this business included in discontinued operations was $1 million (2003 - $nil).
6. Earnings per Share

a) Dilution

	Three months to April 30		Six Months to April 30
[number of shares in millions]	2004	2003	2004	2003
Net income available to Common shareholders	$(36)	$(5)	$(8)	$19
Weighted average number of Common shares outstanding - basic	141	141	141	141
Impact of stock options assumed exercised	2	1	2	2
Weighted average number of Common shares outstanding - diluted	143	142	143	143

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.
b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.
For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to April 30		Six months to April 30
		2004	2003	2004	2003
Pro forma net income (loss) available to Common shareholders		$(37)	$(7)	$(11)	$16
Pro forma earnings (loss) per share	- basic	$(0.26)	$(0.05)	$(0.08)	$0.11
	- diluted	$(0.26)	$(0.05)	$(0.08)	$0.11

During the quarter, the Company granted 5,500 options (2003 - 27,500) at an average exercise price of $21.95 (2003 - $19.95). These options have a Black Scholes value of $8.14 per share (2003 - $7.57), based on the following assumptions for the quarter ended April 30:

	2004	2003
Risk-free interest rate	4.4%	5.5%
Expected dividend yield	1.0%	1.0%
Expected volatility	0.350	0.354
Expected time to exercise (years)	5.25	5.25

c) Discontinued Operations

The earnings per share impact of discontinued businesses is as follows:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Earnings per share, continued operations	$(0.14)	$(0.01)	$0.09	$0.17
Loss per share, discontinued operations	(0.11)	(0.02)	(0.14)	(0.03)
	$(0.25)	$(0.03)	$(0.05)	$0.14

7. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Depreciation and amortization	$17	$18	$34	$38
Minority interest	(5)	2	(4)	3
Future income taxes	(1)	17	9	19
Equity earnings (loss) - net of distribution	-	1	1	(1)
Write-down of goodwill	63	-	63	-
Write-down of investments	-	75	-	75
Equipment write-down	10	-	10	-
Gain on sale of businesses and other	(3)	(10)	(3)	(10)
Loss on sale of business	9	-	9	-
	$90	$103	$119	$124

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30
	2004	2003	2004	2003
Accounts receivable	$2	$10	$(46)	$41
Inventories	(13)	(20)	19	(35)
Accounts payable and deferred income	29	(6)	(14)	(42)
Income taxes	15	9	23	12
Foreign exchange and other	4	(4)	(5)	(6)
	$37	$(11)	$(23)	$(30)

Segmented Information

	Three months to April 30
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$286	$174	$-	$460
Operating income (loss) before restructuring	59	25	(73)	11
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				85
Analytical equipment				70
Pharmaceutical research services				131
Clinical laboratory services				125
Distribution and other				49
Proteomics				-
Capital expenditures	31	13	1	45
Depreciation and amortization	12	3	2	17

	Three months to April 30
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$273	$165	$-	$438
Operating income (loss) before restructuring	57	(9)	(7)	41
Restructuring activities	-	-	-	-
Revenues by products and services:
Medical isotopes				76
Analytical equipment				70
Pharmaceutical research services				127
Clinical laboratory services				118
Distribution and other				47
Proteomics				-
Capital expenditures	28	4		32
Depreciation and amortization	11	4	3	18

	Six months to April 30
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$571	$337	$-	$908
Operating income (loss) before restructuring	116	41	(84)	73
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				171
Analytical equipment				143
Pharmaceutical research services				257
Clinical laboratory services				241
Distribution and other				96
Proteomics				-
Capital expenditures	52	14	1	67
Depreciation and amortization	24	7	3	34

	Six months to April 30
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$532	$324	$-	$856
Operating income (loss) before restructuring	104	7	(17)	94
Restructuring activities
Revenues by products and services:
Medical isotopes				150
Analytical equipment				135
Pharmaceutical research services				247
Clinical laboratory services				234
Distribution and other				90
Proteomics				-
Capital expenditures	47	9	-	56
Depreciation and amortization	24	9	5	38

9. Financial Instruments
As of April 30, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$371 million at a weighted average rate of C$1.49 maturing over the next 15 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.
Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to April 30
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$18	$-	$28
Interest rate swap and option contracts	$-	$-	$-	$(1)

10. Events subsequent to the end of the quarter
On February 12, 2004, MDS announced that the Company had concluded an agreement with Hemosol Inc. that will enable MDS to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million, in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, on May 1, 2004, MDS transferred the assets and operations that form part of its Ontario laboratory business into a partnership. MDS then transferred a 99.9% limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol. Hemosol has been renamed LPBP Inc. as a consequence of this transaction.
Effective May 1, 2004 MDS owns 99.56% of the equity of the LPBP Inc. and approximately 47.5% of the voting shares.
MDS has retained management control of the day-to-day operations as the general partner in the Ontario laboratory business under this arrangement. In addition, the operating agreements of the laboratory partnership will ensure that the Company's share of the cash generated by the business flows to it in a timely manner.
This transaction will affect the reported results and financial position of MDS beginning in the third quarter. MDS will continue to report the Ontario laboratories on a consolidated basis; however, the Company will report a new minority interest representing the 0.5% of this business, which it no longer owns. In addition, a net asset in the amount of $19 million, representing the cost to acquire access to the tax balances of LPBP Inc., including transaction costs will be recorded and amortized as a component of tax expense for an expected period of 8 years.
The existing assets, liabilities, and business of Hemosol were transferred to a new company to be called Hemosol Corp. MDS received an interest in Hemosol Corp. equal to its previous interest in Hemosol as a result of these transactions. Hemosol Corp. replaced LPBP as the borrower under existing bank agreements and was made the beneficiary of an existing MDS guarantee of this bank debt. In addition, the assets that form the security for this debt were transferred to the new company. As part of the consideration paid related to the reorganization, MDS surrendered 0.5 million of the warrants that the Company currently holds in Hemosol related to this guarantee and reduced its future entitlement to 2 million additional warrants that will be earned if the bank guarantee remains outstanding for specified periods. These warrants are carried at zero cost.